NEWS RELEASE
INTEROIL ANNOUNCES $95 MILLION PRIVATE PLACEMENT
     May 12, 2008 — InterOil Corporation (IOL:TSX)(IOC:AMEX) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea, announced that it has closed on gross proceeds of US$95 million from the sale to institutional investors of 8% Subordinated Convertible Debentures due 2013. InterOil used the proceeds today to fully repay all outstanding indebtedness (US$70 million) under its credit facility with Merrill Lynch Capital Corporation. InterOil will use any remaining proceeds to drill and develop oil and gas wells on the Elk/Antelope structures in Papua New Guinea and for general corporate purposes.
     The Convertible Subordinated Debentures carry an 8% coupon rate with a conversion price of US$25.00 per share. In some cases, interest payments may be made in common shares. If the daily volume-weighted average price of the Company’s common shares equals or exceeds US$32.50 for at least 15 consecutive trading days, InterOil may require the investors to convert the debentures into common shares. InterOil may also be required to repurchase the debentures for cash, at 101% of the face value plus accrued and unpaid interest, upon the occurrence of certain change of control events.
This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities being offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.
InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollar and on the American Stock Exchange under the symbol IOC in US dollars.
CAUTIONARY STATEMENTS
Statements in this press release may contain forward-looking information including expectations of future operations, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, access to credit facilities, income and oil taxes, regulatory changes and other components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the company. These risks include, but are not limited to, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to, operational risks in exploration, development and production, delays or changes in plans, risks associated to the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.
FOR FURTHER INFORMATION:
Anesti Dermedgoglou
InterOil Corporation
anesti@interoil.com
Cairns Qld Australia
Phone: +61 7 4046 4600